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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2005

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F [X]  Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC,
an English public limited company

By: /s/ Leonard Fertig
    -----------------------
    Leonard Fertig
    Chief Executive Officer

Date:  April 14, 2005

  FUTUREMEDIA ANNOUNCES AGREEMENT WITH DYSON LIMITED TO PROVIDE HOME COMPUTING
                    INITIATIVE TAX-EFFICIENT BENEFITS PACKAGE

    BRIGHTON, England, April 14 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq: FMDAY), a leading European e-learning content and services provider, today announced an agreement with Dyson Limited, the creator of the Dyson Cyclone vacuum cleaner, to provide home computers to all eligible Dyson employees under the government's Home Computing Initiative (HCI).

    The Futuremedia package gives employees the opportunity to lease an Internet-ready, fully installed PC or the lease of an Apple computer at below high street prices, typically a saving of 40%, for a period of three years. Futuremedia expects to launch its first phase of the HCI program to Dyson employees in April 2005.

    Leonard M. Fertig, Chief Executive Officer of Futuremedia, said, "We are delighted to partner with Dyson, an innovator and leader in its industry, in providing these benefits to their more than 1,000 employees. Dyson revolutionized the way people look at vacuum cleaners and is once again exercising its leadership to its employees though this benefits program. Our Learning For All(TM) (LFA) service offering has made Futuremedia a pioneer and leader in the creation of HCI benefits packages and we continue to capitalize on this position as we expand our client base."

    Martin McCourt, Dyson's Chief Executive Officer, said, "This is an incredible benefit that enables our employees to secure a home computer at a reduced price. We selected Futuremedia as our partner due to their leadership and innovation in the HCI field and we are pleased to provide our employees with their benefit program."

    About Dyson:
    James Dyson invented and patented the Dyson Dual Cyclone(TM) vacuum cleaner technology which uses centrifugal force and doesn't lose suction. With its headquarters in Malmesbury, England, more than a quarter of its workforce are scientists and engineers, creating better and different products and technologies in Dyson's Research Design and Development Centre. Dyson has received numerous awards for technological innovation including the Industrial Design Prize of America, Chicago Athenaeum Good Design Prize, the European Design Prize, the Super Good of the Year (Japan), the L'Etoile de l'Observeur du Design (France) and was cited as one of Time magazine's "coolest inventions of 2003."

    About Futuremedia:
    Futuremedia plc is a leading provider of value-driven e-learning content and services to employers and employees. The Company has a proven track record of developing and providing tailored, fully managed outsourced benefit programs for large organizations and is a leader in the UK's Home Computing Initiative Program. Futuremedia's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles.

    Through its Learning For All(TM) (LFA) service offering, the Company is a pioneer and leader in the creation, development and delivery of employee benefits programs that fall under the government Home Computing Initiative
(HCI). A fully managed service, Futuremedia can provide employees with access to an Internet-ready, fully installed home computer with on-line learning content at a discounted cost through government tax incentives. Futuremedia currently serves 20 corporations and institutions and over 27,000 enrolled employees through its HCI initiatives. Futuremedia has also expanded its employee tax benefits management program to include services offered under the childcare voucher system and tax-free bicycle initiatives in the UK. Futuremedia Plc appears on the official supplier listing of the HCI Alliance as a Founder HCI Alliance Provider Partner. Please see the HCI Alliance website for the listing criteria: http://www.ukhomecomputing.co.uk.

    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated with new contracts (including the possibility that contracts may be terminated or not completed due to factors beyond the Company's control), risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs), the Company's ability to operate profitably in the future, risks associated with rapid growth, the Company's ability to successfully develop its business in new geographic markets, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             04/14/2005
    /CONTACT: Mike Smargiassi or Corey Kinger, Brainerd Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk, for Futuremedia plc/
    /Web site:  http://www.ukhomecomputing.co.uk
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